Filed by Lynx Therapeutics, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Solexa Limited
Commission File No.: 000-22570

Lynx Therapeutics, Inc. (“Lynx”) filed an amended Registration Statement on Form S-4 (File No. 333-120101) with the SEC on January 21, 2005 and a final Proxy Statement/Prospectus on January 24, 2005 in connection with the proposed transaction with Solexa Limited (“Solexa”), and Lynx has mailed the Proxy Statement/Prospectus to its stockholders and shareholders of Solexa. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, AS THEY MAY BE AMENDED FROM TIME TO TIME, CAREFULLY. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT LYNX, SOLEXA, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents through the Web site maintained by the SEC at www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Lynx by directing a request through the Investor Resources section of Lynx’s site at www.lynxgen.com or by mail to Lynx Therapeutics, Inc., 25861 Industrial Blvd., Hayward, CA 94545, attention: Investor Relations, telephone: 510-670-9300.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Lynx files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Lynx at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Lynx’s filings with the SEC are also available to the public from commercial document retrieval services and at the Web site maintained by the SEC at www.sec.gov.

Lynx will be soliciting proxies from Lynx’s stockholders in favor of the issuance of shares of Lynx’s common stock in the transaction. The directors and executive officers of Lynx and the directors and officers of Solexa may be deemed to be participants in Lynx’s solicitation of proxies. Certain executive officers and directors of Lynx and certain officers and directors of Solexa have interests in the transaction that may differ from the interests of the Lynx stockholders and the Solexa shareholders generally. These interests are described in the Proxy Statement/Prospectus, as it may be amended from time to time.

Beginning February 22, 2005, Lynx and Solexa may make presentations to investors and others. Attached are the slides that may be used in such presentations.

Lynx / Solexa Merger Dramatically Lowering the Cost of Whole Genome DNA Sequencing

Safe Harbor Statement This presentation contains "forward-looking" statements, including statements related to the potential success under customer, collaboration and license arrangements, the expansion and success of Lynx's commercial applications of its genomics technologies, the proposed business combination between Lynx and Solexa and the future financial performance of Lynx and Solexa. Any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "predicts," "expects," "envisions," "hopes," "estimates," "intends," "will," "continue," "may," "potential," "should," "confident," "could" and similar expressions are intended to identify forward-looking statements. The success of the transaction and future operating results of Lynx may differ materially from the results discussed or forecasted in the forward-looking statements due to factors that include, but are not limited to, risks associated with the transaction, such as potential inability to realize the expected benefits and synergies of the transaction; risks related to future opportunities and plans for the combined company; potential difficulties in the assimilation of the operations, strategies, technologies and products of the acquired company; the risk of loss of key personnel and the risk of diversion of management attention from other business concerns; and general business risks, including, among others, risks detailed from time to time in Lynx's SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 2003, as amended, its Quarterly Report on Form 10-Q for the period ended September 30, 2004 and its Proxy Statement/Prospectus filed pursuant to Rule 424(b)(3) on January 24, 2005. Lynx does not undertake any obligation to update forward-looking statements.

Other Information Lynx filed an amended Registration Statement on Form S-4 (File No. 333-120101) with the SEC on January 21, 2005 and a final Proxy Statement/Prospectus on January 24, 2005 in connection with the proposed transaction with Solexa, and Lynx has mailed the Proxy Statement/Prospectus to its stockholders and shareholders of Solexa. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, AS THEY MAY BE AMENDED FROM TIME TO TIME, CAREFULLY. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT LYNX, SOLEXA, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents through the Web site maintained by the SEC at www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Lynx by directing a request through the Investor Resources section of Lynx's site at www.lynxgen.com or by mail to Lynx Therapeutics, Inc., 25861 Industrial Blvd., Hayward, CA 94545, attention: Investor Relations, telephone: 510- 670-9300. In addition to the Registration Statement and the Proxy Statement/Prospectus, Lynx files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Lynx at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Lynx's filings with the SEC are also available to the public from commercial document retrieval services and at the Web site maintained by the SEC at www.sec.gov.

DNA Sequencing Overview Scientific / Technological One human genome = 3,000,000,000 "letters" (bases) Difference between humans is about 0.1% In 1982, biggest DNA sequence ever completed = 17,000 bases Over five orders of magnitude advance to human genome reference sequence (draft 2001, finished 2004) Enabled by integrating chemistry, electronic & electro-optic advances (key going forward too) Future goal is to measure the DNA sequence of every individual as a fundamental medical baseline Commercial Current cost of sequencing one human = $15,000,000 Solexa / Lynx first-product target < $100,000 Dramatically enables research work Subsequent target $1,000 (less than a CT scan) Opens up major diagnostic opportunity

Who We Are Lynx 1992 Spinout from Applied Biosystems Located in Hayward, CA (near San Francisco) About 75 employees Public (Nasdaq : LYNX) Solexa 1998 Spinout from Cambridge University Located in Little Chesterford, UK (near Cambridge) About 50 employees Private VC-backed company Merger expected following shareholder votes, early March 2005

What Solexa Brings To The Merger Solexa pioneered single-molecule sequencing, using reversible terminators, starting in 1998. Novel chemistry platform Strong intellectual property position Experienced management Captive audience of first line customers World class investors - $40 million invested to date Abingworth, Amadeus, Oxford, Schroder

What Lynx Brings To The Merger Lynx pioneered bead-based sequencing, for gene expression, in the 1990's Established core group of customers Technology experts with molecular array instrument already a year into design Existing infrastructure supports service business US-based and US-listed

Merger builds critical mass to transform the market for DNA sequencing : Instruments, Reagents, Service, Software Initial products in 2005 50 - 100 x price / performance of current state-of-the-art technology This becomes the dominant business Lynx service business : Continue to build paying customer experience with short read DNA sequencing, applied to gene expression measurement. High- throughput lab is also a strategic facility for testing new technology in real world environment. Lynx / Solexa Combination Enables Next Generation Technology

Market Opportunity New product applications address large, established markets Research Market Market DNA Sequencing : > $ 700M Gene Expression : > $ 1 B Genotyping : > $ 300 M Customers Academic, government, non-profit, pharmaceutical & biotech labs Future Application - Genetic Diagnostics Low cost genome sequencing transforms genetic diagnostics from specialty / niche market to universal baseline medical data

Initial Sales Targets: Large DNA Sequencing Centers Large DNA sequencing centers continue to demand high volumes of genetic material sequencing Current sequencing costs are inhibitory to centers Desirable study sizes not feasible given current costs Government funding for genomic research continues to drive process forward National Human Genome Research Institutes overall FY 05 budget is $496 million US Genome center funding has been announced through FY'06. Funding beyond FY'06 likely depends on technological advances making additional sequencing and re-sequencing projects attractive.

CEO Profile : John West Previously VP, DNA Platforms, Applied Biosystems $1.1B business Led the development & launch of the DNA sequencer currently used by every major genome center Formerly CEO, Princeton Instruments High-end low-light scientific imaging (incl single DNA molecules) 10x revenue growth to $40M without venture capital Sold to Roper Scientific in 1997 MIT engineering degrees Wharton MBA Early work in automated DNA sequencing (1982)

CTO Profile - Tony Smith With Solexa since January 2002 Previously VP, R & D - UK, Amersham Biosciences (now GE) 220 R & D staff Developing systems (H/W, S/W, reagents, applications) for leading Life Science Research Institutions, Pharma & Biotech 20 years experience in R & D and project management Formerly Director of Business Development, Gemini Genomics Discovering disease-gene associations Ph.D. in Biochemistry

Large improvements in performance and price: ~100x higher spot density x ~100x more data per spot = Revolutionary price / performance potential Dramatically Higher Data Density

Molecular Array Technology 100x higher density than conventional arrays In conventional arrays the density, 10k - 1M / square cm, is set by mechanical or photolithographic spotting. With conventional re-sequencing arrays, four spots are needed to read just one base (so 1/4 base per spot) To re-sequence the human genome at current chip densities would take about 100,000 different chips, each with a different design. In gene expression, most genes are below the signal-to-noise detection limit

With Our DNA Sequencing Chemistry, We Add A Third Dimension GATCCTTCGGATCTAGTCGATCCAT... In molecular arrays the density, up to 100M / square cm, is set by the molecules themselves. With our biochemistry, we determine a sequence of at least 25 bases at each spot (> 100x more data per spot). This density allows 1x coverage of the human genome on just one array - all arrays the same. For gene expression, we actually count the transcripts, each identified by its own DNA sequence. We will combine this sensitivity with very competitive costs.

Cloned Single Molecule Arrays(tm) provide an optimum combination of density and detection. The result will be higher throughput, lower cost and a faster path to market. Reagent cost of amplification is negligible. Greater Density More Sensitive Detection More Data at Significantly Lower Costs

The Lynx service lab already has 30 instruments running 24 x 7. Established Service Infrastructure

Reversible Terminators : Accuracy and Efficiency Critical to Whole Genome Analysis Without high-accuracy, whole genome experiments would be impractically constrained by false-positive "mutations". Our reversible terminator technology and custom engineered enzymes provide clean signals, required to meet the high accuracy and efficiency demands of whole genome experiments

Positioning Relative to conventional sequencing 100x higher throughput & lower cost > 1,000x less sample prep up front Relative to array based re-sequencing 10 - 100x higher spot density >100x more sequence data per spot Relative to current genome-scale genotyping technologies Access potentially much larger market for causative mutations (vs. surrogate markers for association studies)

Intellectual Property Over 50 US patents issued Over 100 more coming Priority dates from 1993 Our IP predates the incorporation of most of our competitors! Early IP in single molecule sequencing Particular focus on sequencing-by-synthesis Internal IP already bolstered by key IP acquisitions IP covers biochemistry, instrumentation and applications.

Why Lynx / Solexa Will Win First to market with molecular arrays First arrays designed specifically for DNA sequencing Highest data density transforming cost and throughput Molecules define the array feature size 500x density vs competitor's bead-based systems Sequencing adds a third dimension Comprehensive IP starting from 1993 Biochemistry, instrumentation & applications The only company with both single molecule and cluster technology

Next 18 Month Milestones S-4 effective late-January Merger completion in early-March Financing post-merger, $20 - 35M, led by insiders Sequencing of increasing scale: Viruses Bacteria Human chromosomes Whole human Transition service customers to combination technology Beta testing system in Q4 05 Target instrument launch H1:06

Lynx / Solexa Merger Dramatically Lowering the Cost of Whole Genome DNA Sequencing